UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-43171

Versamet Royalties Corporation

(Translation of registrant’s name into English)

Suite 1650 – 666 Burrard Street, Vancouver, BC, Canada V6C 2X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F ☐ Form 40-F ☒

SUBMITTED HEREWITH

EXHIBIT

99.1	News Release dated September 16, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Versamet Royalties Corporation

/s/ Victoria McMillan
Victoria McMillan
Chief Financial Officer
Date: September 16, 2026